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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under The Securities Exchange Act of 1934*


                                GIANT GROUP, LTD.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    374503100
                                 (CUSIP Number)

                              Gary N. Jacobs, Esq.
                           CHRISTENSEN, MILLER, FINK,
                              JACOBS, GLASER, WEIL
                                 & SHAPIRO, LLP
                           2121 Avenue of the Stars,
                                   18th Floor
                              Los Angeles, CA 90067
                                 (310) 553-3000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 20, 1997
                      (Date of Event Which Requires Filing
                               Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement |X| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                        (Continued on following page(s))



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                                      13D


CUSIP No.     374503-10-0

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      David Gotterer
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*
         PF; 00
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.
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                      7   SOLE VOTING POWER
                          215,875 shares**
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            215,875 shares**
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      215,875 shares**
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.6%
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  14  TYPE OF REPORTING PERSON*
      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Excludes 63,375 shares underlying options held by Mr. Gotterer, as to which he disclaims beneficial ownership since a business partner is entitled to the beneficial ownership of such shares upon any exercise of such options.



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ITEM 1.                 SECURITY AND ISSUER

            The title of the class of equity securities to which this Schedule 13D relates is the Common Stock, par value $.01 per share (the "Common Stock"), of GIANT GROUP, LTD., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 9000 Sunset Boulevard, 16th Floor, Los Angeles, California 90069.


ITEM 2.                 IDENTITY AND BACKGROUND

            (a)         The name of the person filing this Schedule 13D is David
                        Gotterer.

            (b) Mr. Gotterer's business address is c/o Mason & Company, LLP, 400 Park Avenue, New York, New York 10022

            (c) Mr. Gotterer is Vice Chairman of the Company and a senior partner in the accounting firm of Mason & Company, LLP. The address of Mason & Company, LLP is set forth in paragraph (b) of this Item 2. Mr. Gotterer is also a director of Rally's Hamburgers, Inc., in which the Company has a significant equity investment.

            (d) During the last five years Mr. Gotterer has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

            (e) During the last five years Mr. Gotterer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that as a result of such proceeding Mr. Gotterer was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

            (f)         Mr. Gotterer is a citizen of the United States.


ITEM 3.                 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Of the 215,875 shares of Common Stock beneficially owned by Mr. Gotterer (excluding 63,375 shares underlying options held by Mr. Gotterer, as to which he disclaims beneficial ownership since a business partner is entitled to the beneficial ownership of such shares upon any exercise of such options), 103,375 shares may be acquired upon exercise of stock options which are presently exercisable or which become exercisable within 60 days. Such options were granted pursuant to the Company's 1985 Non-Qualified Stock Option Plan and 1996 Stock Option Plan for Non-Employee Directors. The remaining 112,500 shares of Common Stock were acquired by Mr. Gotterer using his personal funds and have been held by him for more than two years.



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ITEM 4.                 PURPOSE OF TRANSACTION

            Mr. Gotterer holds the shares of Common Stock for investment purposes. Mr. Gotterer may, depending on market conditions and the business and financial prospects for the Company, determine to exercise options to purchase Common Stock or purchase additional shares of Common Stock or sell shares of Common Stock, in either case, in the open market or through privately negotiated transactions.

            Except to the extent indicated above Mr. Gotterer presently has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.


ITEM 5.                 INTEREST IN SECURITIES OF THE ISSUER.

            (a)-(b) Mr. Gotterer beneficially owns 215,875 shares of Common Stock, including 103,375 shares which Mr. Gotterer may acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days, but excluding 63,375 shares underlying options held by Mr. Gotterer, as to which he disclaims beneficial ownership since a business partner is entitled to the beneficial ownership of such shares acquired upon exercise of such options. Mr. Gotterer beneficially owns 6.6% of the Common Stock (excluding the shares underlying options held by Mr. Gotterer to which a business partner is entitled to the beneficial ownership of such shares upon exercise of such options and based upon 3,180,655 shares of Common Stock outstanding as of May 12, 1997 as reported in the Company's Form 10-Q for the quarter ended March 31, 1997). Mr. Gotterer has sole power to vote and direct the disposition of the shares of Common Stock beneficially owned by him.



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            (c) On May 20, 1997 pursuant to the Company's 1996 Stock Option Plan for Non- Employee Directors, Mr. Gotterer received options to purchase 20,000 shares of Common Stock for $6.875 per share. Other than the foregoing, Mr. Gotterer has not effected any transactions involving the Common Stock within the last 60 days.

            (d)         Not applicable.

            (e)         Not applicable.


ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                        Mr. Gotterer is not a party to any agreements, arrangements, understandings or relationships (legal or otherwise) relating to the Common Stock.


ITEM 7.                 MATERIALS TO BE FILED AS EXHIBITS

            None


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                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 28, 1997


                                                 /s/ DAVID GOTTERER
                                             --------------------------
                                                David Gotterer



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